Exhibit 21.1

Transmeridian Exploration, Inc.

List of Subsidiaries

December 31, 2004

Name	Jurisdiction

Transmeridian Exploration, Inc	Delaware

TMEI Operating, Inc.	Texas

Transmeridian Exploration, Inc. (BVI)	British Virgin Islands

Transmeridian (Kazakhstan), Inc.	British Virgin Islands

SOJSC Caspi Neft TME	Republic of Kazakhstan

SOJSC Transmeridian Caspi Petroleum Ltd.	Republic of Kazakhstan

Notes:

1)   All subsidiaries, except for Caspi Neft TME, are 100% owned, directly or indirectly

2)   Caspi Neft TME is a 50% owned subsididary

3)   “SOJSC” stands for Subsidiary Open Joint Stock Company